DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  May 30, 2006

Donald C. Hunt                                                VIA EDGAR
Division of Corporate Finance                                 ---------
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3647
Fax: (202) 772-9218

RE:     Claron Ventures, Inc.
        Amendment No. 3 to Registration Statement on Form SB-2
        Filed April 27, 2006
        File No. 333-129664

Dear Mr. Hunt:

     In response to your comment letter dated May 12, 2006, Claron Ventures, Inc. (the "Company," "we," us") has the following responses:

DESCRIPTION  OF  BUSINESS

1) In connection with your comment we have revised the amended Registration Statement as follows (underlined language is new):

     "We own 100% of the mineral rights on the "Lucky Todd 1" and "Lucky Todd 2" claim grounds, which represent approximately 550 acres located in southwestern British Columbia, Canada, 22 miles west of Princeton, British Columbia ("Lucky Todd Claims"). The Lucky Todd Claims consist of twelve cell claims, which were acquired by us on July 6, 2005, for a total of $6,000 US from Larry Sostad, which consideration included an aggregate of $20 CDN, which was paid to the "Ministry of Employment and Investment Energy and Minerals Division Mineral Titles Branch" in British Columbia, Canada, in connection with the transfer of the claims from the private seller. Cell claims are the terms used for mining claims in British Columbia, Canada, and consist of twenty (20) hectares (or approximately
     49.4 acres). The rights to four of the cells were to expire on March 22, 2006, but were extended by us for an additional year, for an aggregate of CDN $700, and now expire on March 22, 2007. The rights of the remaining eight cells expire on July 8, 2006. The rights to the cells can be extended by us prior to their expiration for an additional CDN $175 per year extended, for each claim. We do not believe that there will be any problem extending these claims if our officers and Directors feel that such extension will be in our best interest. Subsequent to the purchase of the
                                               ---------------------------------
     claims from Mr. Sostad, we contracted with Mr. Sostad's company, Diamond S.
     ---------------------------------------------------------------------------
     Holdings,  Ltd.("Diamond") to perform any necessary exploration work on the
     ---------------------------------------------------------------------------
     Lucky   Todd   Claims.   Diamond  subsequently  contracted  with  Laurence
     ---------------------------------------------------------------------------
     Sookochoff,  who  along   with  Diamond,  has  conducted  all  exploration
     ---------------------------------------------------------------------------
     activities  on  our  property  to  date, and who will conduct the following
     ---------------------------------------------------------------------------
     planned  activities described below, subsequent to the date of this filing,
     ---------------------------------------------------------------------------
     funding  permitting."
     -------------------

MINERAL  RIGHTS

2) The one year revolving expiration term of the Company's mining claims is described in the Mineral Tenure Act, Chapter 292 of the Statutes and Regulations of British Columbia, Canada, Section 29, which states:

"A claim may be held for one year after the date of record, and thereafter from year to year if, on or before the anniversary date, the recorded holder pays a prescribed recording fee and does one of the following:

     (a) satisfies the gold commissioner for the mining division in which the recorded holder's claim is situated, by a statement in the prescribed form and containing the prescribed information, that the recorded holder has performed or caused to be performed on the claim since the last anniversary date, exploration and development having a value which is not less than an amount for each unit calculated in accordance with the regulations;

     (b) instead of the performance of the exploration and development referred to in paragraph (a), pays an amount that is a prescribed percentage, not exceeding 200%, of the amount determined under paragraph
     (a)."

As shown on the British Columbia online Mineral Titles website at: http://www.qp.gov.bc.ca/statreg/stat/M/96292_01.htm#section27.


     We have revised the Registration Statement in connection with such statute to state (underlined material is new):

     "The Lucky Todd Claims consist of a twelve cell claims. The rights to four of the cells were to expire on March 22, 2006, but were extended by us for an additional year, for an aggregate of CDN $700, and now expire on March 22, 2007. The rights of the remaining eight cells expire on July 8,
     2006.  The  Mineral Tenure Act, Chapter 292 of the Statutes and Regulations
            --------------------------------------------------------------------
     of  British  Columbia,  Canada  states  that  all  mining claims in British
     ---------------------------------------------------------------------------
     Columbia  may be held for one year, and thereafter from year to year if, on
     ---------------------------------------------------------------------------
     or  before  the  anniversary date, the  record  holder  pays the prescribed
     ---------------------------------------------------------------------------
     recording  fee, in our case, CDN $175 per claim. As such, the claims can be
     -----------------------------------------------
     extended indefinitely by us by paying CDN $175 for one (1) year for each claim, as long as such payment is made prior to the expiration date of such
            --------------------------------------------------------------------
     claims,  described  in  the  table  below."
     ------------------------------------------

UNDERTAKINGS

3) In connection with your comment, we have revised the undertakings section of the Registration Statement to state (underlined material is new):

"ITEM  28.  UNDERTAKINGS

The  undersigned  registrant  hereby  undertakes:

1. To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (b) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and rise represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material changes to such information in the Registration Statement.

2.   For  determining  liability  under  the  Securities  Act,  treat each post-
     ---------------------------------------------------------------------------
     effective  amendment  as  a  new  registration  statement of the securities
     ---------------------------------------------------------------------------
     offered,  and  the  offering  of  the  securities  at  that  time to be the
      --------------------------------------------------------------------------
     initial bona fide  offering.
     ---------------------------

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          i. Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

          ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

          iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

          iv. Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6. For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

7.   For determining  any  liability  under  the  Securities  Act,  treat  each
     ---------------------------------------------------------------------------
     post-effective  amendment  that  contains  a  form  of  prospectus as a new
     ---------------------------------------------------------------------------
     registration  statement  for  the  securities  offered  in the registration
     ---------------------------------------------------------------------------
     statement,  and that offering of the securities at that time as the initial
     ---------------------------------------------------------------------------
     bona  fide  offering  of  those  securities.
     -------------------------------------------

8.   That, for  the purpose of determining liability under the Securities Act to
     ---------------------------------------------------------------------------
     any  purchaser:
     --------------

     a).  If  the  small  business  issuer  is  relying  on  Rule  430B:
      ------------------------------------------------------------------

          1.   Each prospectus  filed  by  the  undersigned  small  business
               -----------------------------------------------------------------
               issuer  pursuant  to Rule 424(b)(3) shall be deemed to be part of
               -----------------------------------------------------------------
               the  registration  statement  as of the date the filed prospectus
               -----------------------------------------------------------------
               was  deemed  part  of and included in the registration statement;
               -----------------------------------------------------------------
               and
               ----

          2.   Each prospectus  required  to  be  filed  pursuant  to  Rule
               -----------------------------------------------------------------
               424(b)(2),  (b)(5), or (b)(7) as part of a registration statement
               -----------------------------------------------------------------
               in reliance on Rule 430B relating to an offering made pursuant to
               -----------------------------------------------------------------
               Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the
               -----------------------------------------------------------------
               information required by section 10(a) of the Securities Act shall
               -----------------------------------------------------------------
               be  deemed  to  be  part  of  and  included  in  the registration
               -----------------------------------------------------------------
               statement  as  of the earlier of the date such form of prospectus
               -----------------------------------------------------------------
               is  first  used  after  effectiveness  or  the  date of the first
               -----------------------------------------------------------------
               contract  of  sale of securities in the offering described in the
               -----------------------------------------------------------------
               prospectus.  As  provided in Rule 430B, for liability purposes of
               -----------------------------------------------------------------
               the  issuer  and  any person that is at that date an underwriter,
               -----------------------------------------------------------------
               such  date  shall  be  deemed  to  be a new effective date of the
               -----------------------------------------------------------------
               registration  statement  relating  to  the  securities  in  the
               -----------------------------------------------------------------
               registration  statement to which that prospectus relates, and the
                ----------------------------------------------------------------
               offering  of  such  securities at that time shall be deemed to be
               -----------------------------------------------------------------
               the  initial  bona fide offering thereof. Provided, however, that
               -----------------------------------------------------------------
               no  statement made in a registration statement or prospectus that
               -----------------------------------------------------------------
               is  part  of  the  registration  statement  or made in a document
               -----------------------------------------------------------------
               incorporated  or  deemed  incorporated  by  reference  into  the
               -----------------------------------------------------------------
               registration  statement  or  prospectus  that  is  part  of  the
               -----------------------------------------------------------------
               registration  statement  will,  as  to a purchaser with a time of
               -----------------------------------------------------------------
               contract  of  sale  prior  to  such  effective date, supersede or
               -----------------------------------------------------------------
               modify  any statement that was made in the registration statement
               -----------------------------------------------------------------
               or prospectus that was part of the registration statement or made
               -----------------------------------------------------------------
               in any such document immediately prior to such effective date; or

     b).  If  the  small  business  issuer  is  subject  to  Rule  430C:
          -------------------------------------------------------------

               Each  prospectus  filed  pursuant  to  Rule  424(b)  as part of a
               -----------------------------------------------------------------
               registration  statement  relating  to  an  offering,  other  than
               -----------------------------------------------------------------
               registration  statements  relying  on  Rule  430B  or  other than
               -----------------------------------------------------------------
               prospectuses  filed  in reliance on Rule 430A, shall be deemed to
               -----------------------------------------------------------------
               be  part  of and included in the registration statement as of the
               -----------------------------------------------------------------
               date  it  is  first  used after effectiveness. Provided, however,
               -----------------------------------------------------------------
               that  no statement made in a registration statement or prospectus
               -----------------------------------------------------------------
               that  is part of the registration statement or made in a document
               -----------------------------------------------------------------
               incorporated  or  deemed  incorporated  by  reference  into  the
               -----------------------------------------------------------------
               registration  statement  or  prospectus  that  is  part  of  the
               -----------------------------------------------------------------
               registration  statement  will,  as  to a purchaser with a time of
               -----------------------------------------------------------------
               contract of sale prior to such first use, supersede or modify any
               -----------------------------------------------------------------
               statement  that  was  made  in  the  registration  statement  or
               -----------------------------------------------------------------
               prospectus that was part of the registration statement or made in
               -----------------------------------------------------------------
               any  such  document  immediately prior to such date of first use.
               -----------------------------------------------------------------

                            Very  truly  yours,

                            /s/ John S. Gillies
                            --------------------------
                            John S. Gillies
                            Associate,
                            DAVID  M.  LOEV,  ATTORNEY  AT  LAW